

NEWS RELEASE
NASDAQ: ELBM
TSX.V: ELBM

Electra Strengthens Leadership Team with Appointment of 20-year Investor Relations Professional

TORONTO, ON – (May 25, 2022) - **Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V:ELBM)** ("Electra") today announced the appointment of **Mr. Joseph (Joe) Racanelli**, a 20-year veteran of the capital markets, as Vice President, Investor Relations. Mr. Racanelli will oversee Electra's engagement with shareholders and the investment community, helping to build profile and visibility of the company's vision of becoming North America's first fully-integrated battery materials park for the electric vehicle industry. Working closely with Electra's CEO, Trent Mell, Mr. Racanelli will communicate Electra's investor proposition and build shareholder value.

"Joe brings a wealth of experience with sell-side and buy-side equity analysts, deep knowledge of capital markets, and a strong network of relationships across the mining sector," said Trent Mell, CEO of Electra Battery Materials Corp. "His strategic communications and analysis capabilities will be a great asset as we strengthen and and raise awareness of the Electra brand with our broad, diverse community of stakeholders."

Prior to his appointment, Mr. Racanelli served as Director of Investor Relations with a major multinational leader in the mining and refining of nickel and cobalt from lateritic ores.

Mr. Racanelli has more than 20 years of investor relations, marketing and corporate communications experience. Previously, he led the Resources, Commodities and Industrials Practice of Canada's largest capital markets advisory firm, providing strategic capital markets counsel to senior management at assorted small and mid-cap companies. Over the years, Mr. Racanelli has led the communication efforts for complex financial transactions, helped five companies go public, scheduled more than 500 road show meetings and established strong relations with buy-side and sell-side contacts around the world. He is a frequent speaker on IR issues and topics.

"Electra is at an important inflection point and I'm excited to be joining the company at this stage of its growth," said Mr. Racanelli. "With a number of upcoming milestones and catalysts, Electra is well on its way to delivering its strategic plan to become the most sustainable battery materials company in the world.

Corporate Matters

In accordance with the Company's long term incentive plan, Electra has granted incentive stock options to purchase an aggregate of 350,000 pre-consolidation common shares of Electra exercisable at the previous day's closing price of $4.63 for a period of five years. The stock options will vest in three equal tranches on the first, second and third anniversary of the grant date. Long-term incentive grants are a key retention and incentive tool for key employees and new hires and remain subject to the approval of the TSX Venture Exchange.

The Company also issued 39,500 restricted share units (RSUs) to the owner's team exercisable at a price of the previous day's close of $4.63 as part of a retention plan that will take the project to commissioning. The RSUs vest on August 1 2022 and January 1 2023.

About Electra Battery Materials

Electra's core strategy is to produce low carbon, ethically sourced battery materials for the North American electric vehicle supply chain. Electra is specifically focused on creating the

first integrated battery materials park in North America, providing refined cobalt, nickel and recycled battery materials to North American battery precursor manufacturers. Electra also owns the advanced exploration-stage Iron Creek cobalt-copper project in Idaho, USA.

On behalf of Electra Battery Materials Corporation

Trent Mell
Chief Executive Officer

For more information visit www.ElectraBMC.com or contact:

Investor Relations
Joe Racanelli
info@ElectraBMC.com
+1.416.900.3891

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.